

Mail Stop 3561

January 26, 2017

Titan Machinery Inc.
Mark Kalvoda
Chief Financial Officer
644 East Beaton Drive
West Fargo, North Dakota 58078-2648

Re: Titan Machinery Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed April 13, 2016
File No. 1-33866

Dear Mr. Kalvoda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics, page 31

1. We note your disclosure that EBITDA is commonly regarded as an indirect measure of operating cash flow, and that Adjusted EBIDTA should be evaluated in addition to, and not considered a substitute for, or superior to, the GAAP measure of operating cash flow. Accordingly, it appears that you use Adjusted EBITDA as a liquidity measure. As such, please provide a reconciliation of Adjusted EBITDA to cash flows provided by operating activities in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In addition, Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. Since realignment / store closing costs include charges that require cash settlement, please

explain to us why you believe presentation of Adjusted EBITDA complies with Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 1 – Business Activity and Significant Accounting Policies

Inventories, page 60

2. We note your disclosure that work in process is valued at the retail rates of labor incurred and parts inventories used on service work in process at year end. Please tell us why your policy complies with ASC 330-10-30.

Note 6 –Floorplan Payable/Lines of Credit

Wells Fargo Credit Agreement – Operating and Floorplan Payable Lines of Credit, page 71

3. We note your disclosure in the second paragraph that the credit agreement restricts your ability to pay dividends. Please describe the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of net income or retained earnings restricted or free from restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any other questions.

Sincerely,

/s William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Tyler Nelson, Controller